Exhibit 99.2

ANNUAL SHAREHOLDERS MEETING OF

EMERA INCORPORATED

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

MEETING DATE and LOCATION Date: Thursday, May 24, 2018 Time: 2:00 p.m. Eastern Time Place: Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario, Canada

Q	WHY AM I RECEIVING THIS NOTICE?

A	As permitted by Canadian securities regulators, Emera Incorporated (“Company”) is providing you with access to our management information circular (“Information Circular”) for the annual shareholders meeting (“Meeting”) as well as the 2017 Annual Report (together, the “Meeting Materials”), electronically, instead of mailing out paper copies. This notice provides you information on how to view the Meeting Materials online and / or request paper copies. Accompanying this notice is the proxy form that you will need to vote.

Q	WHERE CAN I ACCESS THE MEETING MATERIALS ON-LINE?

A	The Meeting Materials can be viewed online at www.meetingdocuments.com/astca/ema as of Tuesday, April 10, 2018 for a period of one year following the Meeting, or at www.SEDAR.com.

Q	HOW CAN I OBTAIN A PAPER COPY OF THE MEETING MATERIALS?

A

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials free of charge by calling the phone number, sending an email or accessing the website below:

Phone number: Toll free 1-888-433-6443 (or 1-416-682-3801 for shareholders outside of Canada and the United States)

Email address: fulfilment@astfinancial.com

Website: www.meetingdocuments.com/astca/ema

Paper copies requested before the date of the Meeting will be sent to you within 3 business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy deadline for the Meeting described below, you should make your request before 5:00 p.m. Eastern Time on Friday, May 11, 2018. To receive the Meeting Materials prior to the Meeting you should make your request before 5:00 p.m. Eastern Time on Monday, May 14, 2018.

Requests for paper copies of the Meeting Materials can be made until one year following the Meeting.

Q	WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

A	Shareholders are being asked to vote on the following items of business:

MEETING BUSINESS ITEM	INFORMATION CIRCULAR REFERENCE
1. Election of Directors – elect directors of the Company for the ensuing year.	See page 4 of the Information Circular for more information

2. Appointment of Auditors – appoint Ernst & Young LLP as auditors for the ensuing year.	See page 4 of the Information Circular for more information

3. Authorize Remuneration of Auditors – authorize the directors to fix the remuneration of the Auditors.	See page 4 of the Information Circular for more information

4. Say on Pay – an advisory resolution on the Company’s approach to executive compensation.	See page 4 of the Information Circular for more information

All Shareholders are reminded to review the Information Circular and 2017 Annual Report before voting.

Q	HOW DO I VOTE MY SHARES?

A	If you cannot attend the Meeting, you may vote in any of the following ways. You will need your control number contained in the accompanying proxy form in order to vote by telephone or via the internet.

Voting Method

To be valid, proxy forms or voting instructions must be received by Emera’s Corporate Secretary, c/o AST Trust Company (Canada) at P.O. Box 721, Agincourt, ON M1S 0A1 by no later than 5:00 p.m. Eastern Time on Wednesday, May 23, 2018 or, if the Meeting is adjourned or postponed, by 5:00 p.m. Eastern Time two business days before the reconvened meeting date (or proxy deadline). Emera reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Q	WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

A	Shareholders with questions about notice and access can call toll free at 1-888-433-6443 or 1-416-682-3801 for holders outside of Canada and the United States or fulfillment@astfinancial.com